Exhibit 5

11 September 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 11 September 2015 it purchased 200,000 of its ordinary shares at a price of 1350.2038 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 33,139,722 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,293,858,522 (excluding shares to be held in treasury).